The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited	SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Incorporated in Hong Kong with limited liability)	(Stock Code: 0866)
(Stock Code: 0008)

PCCW Mobile Holding No. 2 Limited
(Incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
SUNDAY COMMUNICATIONS LIMITED
BY
PCCW MOBILE HOLDING NO. 2 LIMITED BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW),
AT THE CANCELLATION PRICE OF HK$0.65 PER SCHEME SHARE

DESPATCH OF SCHEME DOCUMENT
The Scheme Document will be despatched to the Shareholders on Tuesday, 22nd November, 2005.

The respective notices of the Court Meeting and the EGM to be held on Thursday, 15th December, 2005 are set out in the Scheme Document.

Independent Shareholders should consider carefully the recommendation of the independent board committee established in respect of the Proposal (the "Independent Board Committee") and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from ING, the independent financial adviser to the Independent Board Committee, before making a decision on the Proposal.

Having considered the factors and reasons as set out in the letter from ING contained in the Scheme Document, and as of the date of the Scheme Document, ING considers the terms of the Scheme taken as a whole are fair and reasonable as far as Independent Shareholders are concerned and recommends that the Independent Board Committee advises the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the EGM.

Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Tuesday, 17th January, 2006. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before Sunday, 30th April, 2006 (or such later date as PCCW and SUNDAY may agree or, to the extent applicable, as the Court may direct) and the Shareholders will be notified accordingly by press announcements.

Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

INTRODUCTION

Reference is made to the joint announcement of SUNDAY and PCCW on 9th September, 2005, the joint announcements of SUNDAY, PCCW Mobile and PCCW on 27th September, 2005, 13th October, 2005 and 9th November, 2005, and the announcement of SUNDAY on 10th October, 2005 (collectively, the "Announcements"). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

DESPATCH OF THE SCHEME DOCUMENT

The Scheme Document will be despatched to the Shareholders on Tuesday, 22nd November, 2005.

The Scheme Document contains, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Rules of the Grand Court of Cayman Islands 1995 (Revised), information regarding the SUNDAY Group, the letter from the Independent Board Committee, the letter from ING, the independent financial adviser to the Independent Board Committee, a notice of the Court Meeting and a notice of the EGM.

RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE AND ING

Mr. Hongqing Zheng, the non-executive director of SUNDAY, and Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, the three independent non-executive directors of SUNDAY, have been appointed by the board of directors of SUNDAY as members of the Independent Board Committee to advise the Independent Shareholders in relation to the Proposal. ING has been appointed by SUNDAY as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal. The Scheme Document contains, among other things, a letter from ING giving its advice and recommendation to the Independent Board Committee on the Proposal.

Independent Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from ING before making a decision on the Proposal.

Having considered the factors and reasons as set out in the letter from ING contained in the Scheme Document, and as of the date of the Scheme Document, ING considers the terms of the Scheme taken as a whole are fair and reasonable as far as Independent Shareholders are concerned and recommends that the Independent Board Committee advises the Independent Shareholders to vote in favour of the resolution to approve the Scheme at the Court Meeting and the special resolution to approve and give effect to the Scheme at the EGM.

Actions to be taken by the Shareholders are set out in the Scheme Document.

INDEBTEDNESS

As at the close of business on 30th September, 2005, being the latest practicable date for the purpose of this indebtedness statement, SUNDAY had outstanding borrowings of HK$873,780,000, comprising indebtedness of HK$429,602,000 under a general facility and indebtedness of HK$444,178,000 under an equipment facility, both of which were loans from PCCW-HKT Limited, which is an indirect wholly-owned subsidiary of PCCW, drawn down in accordance with a facility agreement entered into by Mandarin Communications Limited, an indirect wholly-owned subsidiary of SUNDAY, on 27th July, 2005.

As at 30th September, 2005, the SUNDAY Group had capital commitments in respect of the acquisition of fixed assets amounting to HK$1,180,092,000.

As at 30th September, 2005, the SUNDAY Group had provided performance bonds of HK$210,746,000 to the Telecommunications Authority of Hong Kong through the drawdown of the facility entered into between PCCW and SUNDAY 3G (Hong Kong) Limited, an indirect wholly-owned subsidiary of SUNDAY, on 25th July, 2005.

No security has been employed or guarantees given by SUNDAY as part of, or in connection with, the inter-company loans from PCCW or any of its subsidiaries.

As at 30th September, 2005, a bank deposit of HK$815,000 was pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the SUNDAY Group, the SUNDAY Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on 30th September, 2005.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30th September, 2005.

MEETINGS

The Court Meeting and the EGM will be held at 10:00 a.m. and 10:30 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Thursday, 15th December, 2005 at the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong. Notices of the Court Meeting and the EGM are set out in the Scheme Document. For the purpose of the Court Meeting and the EGM, dealings in the Shares are expected to be suspended from 9:30 a.m. on Thursday, 15th December, 2005 until the release of the results of the Court Meeting and the EGM, which is expected to be Friday, 16th December, 2005.

A further announcement will be made by SUNDAY in relation to, inter alia, the voting results of the Court Meeting and the EGM.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Independent Shareholders to attend and vote at the Court Meeting and the Shareholders to attend and vote at the EGM, the register of members of SUNDAY will be closed from Tuesday, 13th December, 2005 to Thursday, 15th December, 2005 (both days inclusive). During such period no transfer of Shares will be effected. In order to qualify to vote at the Court Meeting and the EGM, all transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of SUNDAY in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by not later than 4:00 p.m. on Monday, 12th December, 2005.

Provided that the Proposal is approved, the last day for dealing in the Shares will be Wednesday, 11th January, 2006. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Limited by not later than 4:00 p.m. on Friday, 13th January, 2006.

CONDITIONS OF THE PROPOSAL

Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Tuesday, 17th January, 2006. Details of these conditions are set out in the explanatory statement contained in the Scheme Document. The Scheme will lapse if it does not become effective on or before Sunday, 30th April, 2006 (or such later date as PCCW and SUNDAY may agree or, to the extent applicable, as the Court may direct) and Shareholders will be notified accordingly by press announcement.

The directors of SUNDAY intend that the listing of the Shares on the Stock Exchange and the quotation of ADSs on the NASDAQ National Market in the US will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or if it lapses.

EXPECTED TIMETABLE
Hong Kong time
(unless otherwise stated)

Latest time for receipt by the Depositary of
completed Voting Instruction Cards
(as defined below) from
holders of ADS (Note 2)	5:00 p.m. (New York time) on
Thursday, 8th December, 2005

Latest time for lodging transfers of Shares to
qualify for attending and voting at the
Court Meeting and the EGM (Note 5)	4:00 p.m. on Monday,
12th December, 2005

Register of members closed for
determination of entitlements of
Scheme Shareholders to attend and
vote at the Court Meeting and of
Shareholders to attend and
vote at the EGM	Tuesday, 13th December, 2005
to Thursday, 15th December, 2005
(both days inclusive)

Latest time for lodging forms
of proxy in respect of
Court Meeting	10:00 a.m. on Tuesday,
13th December, 2005

EGM	10:30 a.m. on Tuesday,
13th December, 2005

Suspension of dealings in the Shares	9:30 a.m. on Thursday,
15th December, 2005

Court Meeting (Note 1)	10:00 a.m. on Thursday,
15th December, 2005

EGM (Note 1)	10:30 a.m. on Thursday,
(or as soon thereafter as the Court Meeting
convened for the same day and place
shall have been concluded or adjourned)
15th December, 2005

Press announcement of the results
of the Court Meeting and
the EGM in Hong Kong
Economic Times and The Standard	Friday, 16th December, 2005

Resumption of dealings in the Shares	9:30 a.m. on Friday,
16th December, 2005

Hearing of SUNDAY's summons for
directions in respect of the
capital reduction (Note 3)	Monday, 19th December, 2005

Latest time for dealing in the Shares	4:00 p.m. on Wednesday,
11th January, 2006

Latest time for lodging transfers of
Shares to qualify for entitlements
under the Scheme	4:00 p.m. on Friday,
13th January, 2006

Court hearing of the petition to sanction
the Scheme and to confirm the capital
reduction (Note 3 and Note 4)	Friday, 13th January, 2006

Press announcement of the results of
the court hearing of the petition to sanction
the Scheme and to confirm the capital
reduction in Hong Kong Economic
Times and The Standard	Monday, 16th January, 2006

Record Date	Monday, 16th January, 2006

Effective Date (Note 4)	Tuesday, 17th January, 2006

Withdrawal of the listing of
the Shares on the Stock Exchange
becomes effective (Note 4)	9:30 a.m. on Wednesday,
18th January, 2006

Press announcement of the Effective Date
and the withdrawal of the listing
of the Shares in Hong Kong
Economic Times and The Standard	Wednesday, 18th January, 2006

Cheques for cash entitlements
under the Scheme to be despatched
on or before	Friday, 27th January, 2006

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any change.

Notes:

1. Forms of proxy should be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than the times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be returned by facsimile at number (852) 2865 0990 (marked for the attention of "the Company Secretary") not later than the respective time and date stated above, or it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the pink form of proxy for the Court Meeting and the white form of proxy for the EGM must be lodged no later than the times and dates stated above. Completion and return of a form of proxy for the Court Meeting or the EGM will not preclude a Shareholder from attending the relevant meeting and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

2. Voting instruction cards in respect of ADSs to be used by holders of ADSs ("Voting Instruction Cards") should be returned to the Depositary in accordance with the instructions on the Voting Instruction Cards as soon as possible and in any event no later than 5:00 p.m. (New York time) on Thursday, 8th December, 2005. If a holder of ADSs does not return the Voting Instruction Card by this time, the Shares underlying his or her ADSs will not be voted at the Court Meeting or the EGM.

3. All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to (i) the latest time for receipt by the Depositary of completed Voting Instruction Cards from holders of ADSs, which is New York time. New York time is 13 hours behind Hong Kong time; and (ii) the expected dates of the Court hearing of the petition to sanction the Scheme and to confirm the capital reduction and the Court hearing of SUNDAY's summons for directions in respect of the capital reduction, which are the relevant times and dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

4. The Scheme shall become effective upon all the conditions set out in the paragraph headed "Conditions of the Proposal" in the Explanatory Statement contained in the Scheme Document having been fulfilled or (to the extent permitted) waived (as the case may be).

5. Holders of ADSs who wish to surrender their ADSs, withdraw the underlying Shares and become registered holders of Shares prior to 4:00 p.m. on Monday, 12th December, 2005 should contact the Depositary at (001) (212) 815 2783.

NOTICE TO US HOLDERS

This business combination is made for the securities of a foreign company. The Scheme is subject to disclosure requirements of Hong Kong that are different from those of the US. Any financial statements to be included in the Scheme document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies.

It may be difficult for ADS holders to enforce their rights and any claim ADS holders may have arising under US federal securities laws, since PCCW and SUNDAY are located in Hong Kong and PCCW Mobile is located in the British Virgin Islands, and some or all of their respective officers and directors may be residents of Hong Kong or other foreign countries.

ADS holders may not be able to sue any of PCCW, SUNDAY or PCCW Mobile or their officers or directors in Hong Kong or another foreign court for violations of US securities laws. It may be difficult to compel any of PCCW, SUNDAY, PCCW Mobile or their affiliates to subject themselves to a US court's judgment.

ADS holders should be aware that SUNDAY may purchase securities otherwise than under the Scheme, such as in open market or privately negotiated purchases.
By Order of the Board	By Order of the Board
PCCW Limited	SUNDAY Communications Limited
Hubert Chak	Raymond Wai Man Mak
Company Secretary	Company Secretary

By Order of the Board

PCCW Mobile Holding No. 2 Limited

Winnie King Yan Siu Morrison

Director

Hong Kong, 21st November, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:

Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-Executive Director:

Hongqing Zheng

Independent Non-Executive Directors:

John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

As at the date of this announcement, the directors of PCCW Mobile are Winnie King Yan Siu Morrison and Lim Beng Jin.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the SUNDAY Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the PCCW Group, the omission of which would make any statement in this announcement misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the PCCW Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the SUNDAY Group, the omission of which would make any statement in this announcement misleading.

The directors of PCCW Mobile jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the SUNDAY Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the PCCW Group, the omission of which would make any statement in this announcement misleading.